November 1, 2007

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peggy Fisher

Alan Morris

Kevin Kuhar

Jay Webb

Re:	ICx Technologies, Inc.

Registration Statement on Form S-1 (File No. 333-145135)

Initially filed on August 3, 2007

Amendment No. 1 filed on September 21, 2007

Amendment No. 2 filed on October 12, 2007

Amendment No. 3 filed on October 24, 2007

Amendment No. 4 filed on November 1, 2007

Dear Ms. Fisher:

On behalf of ICx Technologies, Inc. (“ICx” or the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated October 26, 2007 in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which is marked to show changes from Amendment No. 3 to the Registration Statement as filed with the Commission on October 24, 2007 (“Amendment No. 3”). In addition, we are providing via Express Delivery five paper copies of Amendment No. 4, which are marked to show changes from Amendment No. 3.

Please note that ICx is printing preliminary prospectuses based on the prospectus included in Amendment No. 4 which includes financial information for ICx’s third fiscal quarter. ICx will be redistributing this prospectus to all potential investors who have previously received a preliminary prospectus based on the prospectus included in Amendment No. 3.

Securities and Exchange Commission

November 1, 2007

For ease of reference by the Staff in reviewing ICx’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the letter from the Staff dated October 26, 2007.

Cover Page

1.	Please revise the registration statement prior to effectiveness to disclose whether affiliates of Wexford Capital, LLC, will be selling shareholders with regard to the shares to be sold if the underwriters exercise the overallotment option. Throughout the filing the disclosure should clearly state whether the registrant or Wexford Capital, LLC, and its affiliates will provide the overallotment shares, including in the fee table, use of proceeds, dilution, principal and selling shareholders sections and elsewhere, as appropriate. Please note that the disclosure required by Item 507 of Regulation S-K is required prior to effectiveness.

RESPONSE: Wexford Capital LLC has elected not to participate in the offering. We have removed all references to selling shareholders in this Amendment No. 4.

Exhibit 5.1

2.	Revise the opinion so that it addresses the validity of all shares registered. In this regard, we note that up to 750,000 shares may be sold by the selling shareholders.

RESPONSE: We have revised the opinion so that it addresses the validity of all shares registered. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 4. We note that Wexford Capital LLC has elected not to participate in the offering and that all references to selling shareholders have been removed in this Amendment No. 4.

*        *        *

Securities and Exchange Commission

November 1, 2007

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned or Michael Danaher of this office at (650) 493-9300.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
Jon Layman

Cc:	Hans C. Kobler

Deborah D. Mosier

Daniel T. Mongan

ICx Technologies, Inc.

Jeffrey Pranaitis

Lehman Brothers

Michael J. Danaher, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Kirk A. Davenport, Esq.

Ian Schuman, Esq.

Latham & Watkins LLP

Thomas Knight

Grant Thornton LLP